UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Terry Wang
Name:	Terry Wang
Title:	Chief Financial Officer

Date: August 8, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Trina Solar Announces Updates to Second Quarter 2011

Guidance

Changzhou, China – August 2, 2011 – Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today the following updates to its previous guidance made for the quarter ended June 30, 2011.

Despite achieving record shipment volumes in the second quarter, the Company estimates its solar module shipments in the second quarter to be in the range of 395 MW to 397 MW, compared to the Company’s previous guidance of 430 MW to 450 MW for the reasons discussed below.

Additionally, for the second quarter 2011, the Company estimates:

•	Gross margin relating to its in-house wafer production and module production to be approximately 20%, compared to the Company’s previous guidance of in the mid 20s in percentage terms; and

•	Overall gross margin to be in the range of 17.0% to 17.5%, compared to the Company’s previous guidance of in the low 20s in percentage terms.

“While shipment volumes in the second quarter were our highest ever, sales were adversely impacted by extended slower demand and high industry inventory due in part to recently issued regulatory revisions and reduction in solar subsidies in Italy,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “We expect a significant improvement in production costs and an increase in shipment volumes in the third quarter.”

“As market demand conditions improve, we see a significant increase in pipeline from our distributors and large commercial and utility segment customers across Europe and North America. We are in discussions with new and existing customers to secure a growing number of sales agreements that cover the second half of the year.”

Based on its demand outlook for the second half of 2011, the Company reiterates its expectation for its full year 2011 PV module shipments of between 1.75 GW to 1.80 GW, representing an increase of 65.6% to 70.3% from 2010.

As these selected estimated results are subject to finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

The Company will review its second quarter 2011 results via conference call at 8:00 a.m. ET on August 23, 2011. Conference call details may be found via separate announcement, available at the Investors Center of the company’s website at http://www.trinasolar.com.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + 1 (408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com